Mail Stop 3030
                                                                October 20,
2017

     Via E-mail
     Walter Z. Berger
     Chief Operating Officer and Chief Financial Officer
     Nuvectra Corporation
     5830 Granite Parkway, Suite 1100
     Plano, Texas 75024

            Re:    Nuvectra Corporation
                   Registration Statement on Form S-3
                   Filed October 5, 2017
                   File No. 333-220834

     Dear Mr. Berger:

            This is to advise you that we have not reviewed and will not review your registration statement.

             Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Please contact Tom Jones at (202) 551-3602 with any questions.


                                                                Sincerely,

                                                                /s/ Tom Jones
for

                                                                Amanda Ravitz
                                                                Assistant
Director
                                                                Office of
Electronics and Machinery


     cc: Melissa G. Beare